Exhibit 99.1
[Retail Ventures, Inc., Letterhead]
Dear participant:
     As a participant, or former participant, in The Profit Sharing and 401(k) Plan, as amended and restated effective January 1, 2000 (referred to herein as the 401(k) Plan), you elected to have a portion of your contributions invested in the Retail Ventures, Inc. Common Stock Fund. Your proportional interest in the assets of the Retail Ventures, Inc. Common Stock Fund is measured in units of participation, which consist of interests in common shares of Retail Ventures, Inc. purchased in the open market and short-term investments. We have determined that some common shares held in the Retail Ventures, Inc. Common Stock Fund may not have been properly registered under the Securities Act of 1933, as amended. In addition, we have determined that some participants may not have received the prospectus required to be delivered under the Securities Act of 1933 in connection with the Retail Ventures, Inc. Common Stock Fund. Therefore, in order to comply with federal securities laws, Retail Ventures is offering to repurchase all units purchased by 401(k) Plan participants between July 12, 2003 and December 22, 2004 (the rescission period).
     You are not obligated in any way to accept this Rescission Offer. Even if you accept the offer, the trustee of the 401(k) Plan has been instructed not to effect the repurchase of any of your units if such repurchase would not be economically beneficial to you as of ___, 2005 (the expiration date). A repurchase is not economically beneficial unless the market value of the common shares on the expiration date is less than the price paid by you during the rescission period for your units plus interest.
     Enclosed is a prospectus detailing the terms and background of the Rescission Offer. While you are encouraged to read the entire prospectus thoroughly before deciding to accept or reject the Rescission Offer, the following summary of the offer is provided for your reference:
•	We have identified you as a person entitled to receive this Rescission Offer because you purchased units and/or you may not have received a prospectus during the rescission period.

•	If you purchased units during the rescission period that you subsequently sold for a price that was less than you originally paid (a loss), Retail Ventures is offering to pay you damages in an amount equal to the price originally paid for the units less the amount received on the sale of the units plus interest. Interest will be paid on the amount originally paid for the units during the period from the date of purchase of the units until the date of sale of the units. Interest will also be paid on the loss realized from the date of sale of the units through (but not including) the date damages are paid. In order to determine the amount of damages payable, all units acquired on your behalf during the rescission period will be matched against all sales of units during or following the rescission period, by matching the first unit acquired with the first unit sold.

•	If you purchased units during the rescission period that you still hold in your account, and if the price per unit that you paid plus applicable interest is greater than the market value of our common shares as of the expiration date, Retail Ventures will repurchase your units at a purchase price equal to the price originally paid for the units plus interest through (but not including) the date damages are paid. If the price that you paid for a unit, plus applicable interest, is less than the market value of our common shares on the expiration date, Retail Ventures will not repurchase those units.

•	If you no longer hold in your account all of the units you acquired during the rescission period, Retail Ventures will only repurchase those units that are not deemed sold. Units are deemed sold in the order in which you purchased them. In order to determine which units are eligible for repurchase, all units acquired on your behalf during the rescission period will be matched against all sales of units during or following the rescission period, by matching the first unit acquired with the first unit sold. Only those purchases that do not have matching sales are eligible for repurchase as part of the Rescission Offer.

•	If you elect to accept the Rescission Offer, you must notify Retail Ventures. Retail Ventures has engaged Rob Hefron, 2 Miranova Place, Columbus Ohio 43215, (614) 224-7800, to administer the rescission process, and the rescission administrator will review and verify your election.

•	You have until 11:59 p.m., Eastern Daylight Savings Time, on ___, 2005 to accept the offer, after which you will be deemed to have rejected the offer.

•	If you accept the Rescission Offer:
•	Until the completion of the repurchase, you must retain in your Retail Ventures, Inc. Common Stock Fund account a number of units not less than those tendered for repurchase.

•	Unless the price that you paid for a unit, plus applicable interest, is less than the market value of our common shares on the expiration date, your account balance in the Retail Ventures, Inc. Common Stock Fund will be reduced by the number of units eligible for repurchase under the Rescission Offer and the proceeds from the repurchase will be reinvested on your behalf in accordance with your current recorded investment election.

•	If you are entitled to damages for any units purchased during the rescission period but subsequently sold, the amount of damages paid by Retail Ventures will be reinvested on the expiration date in accordance with your current recorded investment election.

•	If you have previously directed and caused a full distribution from the 401(k) Plan and no longer have an individual account in the 401(k) Plan, Retail Ventures will pay to the trustee of the 401(k) Plan the damages owed to you in connection with the Rescission Offer. The trustee will contact you directly for instructions on the distribution of any amounts received in connection with the Rescission Offer, which amounts may be eligible for a direct rollover into an individual retirement account or other qualified retirement plan.
•	If you reject the Rescission Offer, your account balance in the Retail Ventures, Inc. Common Stock Fund will not change.
     In order to accept the offer you must complete the Participant’s Acceptance of the Rescission Offer form (attached as Appendix I to the prospectus) and mail or return it by ___, 2005 to Rob Hefron, 2 Miranova Place, Columbus, Ohio 43215.
     The closing sale price of Retail Ventures’ common shares (as reported on The New York Stock Exchange) was $6.96 on December 22, 2004 and $___on ___, 2005. During the rescission period, the per share sales price of Retail Ventures’ common shares ranged from a low of $1.90 to a high of $9.70.
     If you have any questions regarding the offer, please call the rescission administrator, Rob Hefron, at (614) 224-7800, Monday through Friday between 9:00 a.m. and 5:00 p.m., Eastern Daylight Savings Time at any time prior to the expiration date.

Sincerely,

James A. McGrady, Executive Vice President, Chief
Financial Officer, Treasurer and Secretary